Exhibit (a)(5)(A)

Contact:	Robert L. Bauman HICKOK INCORPORATED 10514 Dupont Avenue Cleveland, Ohio 44108 216/541-8060	September 30, 2004 FOR IMMEDIATE RELEASE

HICKOK INCORPORATED ANNOUNCES EXTENSION TO ODD LOT TENDER OFFER

CLEVELAND, OH, September 30, 2004 - Hickok Incorporated (HICKA.OB), today announced that it is extending to November 15, 2004 the tender offer for the purchase of all Class A common shares held by shareholders of the Company owning 99 or fewer Class A common shares. The offer was originally scheduled to expire on September 30, 2004. The $10.00 price per share of the offer has not changed; however, supplemental documents containing additional details about the Company’s decision and terms of the offer  will be mailed to all shareholders in the near future. The extended offer will expire on November 15, 2004 at 5:00 p.m., New York City Time, unless extended further.   Eligible shareholders who would like to accept the offer must tender all the shares that they own.

Information on the tender offer may be obtained free of charge on the website of the Company www.hickok-inc.com/financials or the Securities and Exchange Commission (www.sec.gov).  Questions or requests for documents may be directed to the Company toll free by calling 1-800-342-5080, Extension 454, or asking for the Shareholder Offer Desk. This press release is not an offer to purchase or a solicitation of an offer to purchase Company shares.

Hickok provides products and services primarily for the automotive, locomotive, and aircraft industries. Offerings include the development, manufacture and marketing of electronic and non-electronic automotive diagnostic products used for repair, emission testing, and nut-running electronic controls used in manufacturing processes. The Company also develops and manufactures indicating instruments for aircraft, locomotive and general industrial applications and provides repair training programs.

Certain statements in this news release, including discussions of potential deregistration of the Company’s stock, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These include statements regarding the intent, belief or current expectations of the Company and the assumptions on which these statements are based.  Prospective investors are cautioned that any such forward-looking statements are not guarantees and involve risks and uncertainties, and that future actions may differ materially from those contemplated by such forward-looking statements.  Factors which may cause future actions to differ include, but are not limited to, changes in the regulatory framework applicable to public companies as well as the risks described from time to time in Hickok's reports as filed with the SEC.

Hickok undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any future disclosure Hickok makes on related subjects in press releases and future reports to the SEC.